SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 22, 2011

Date, Time and Place: February 22, 2011, at 5:00 p.m., at Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – board of directors meeting room, Jardim Aeroporto, São Paulo, (“Company”). Attendance: All members of the board of directors of the Company. Chairmanship of the Meeting: Chairman: Mr. Constantino de Oliveira Júnior, Secretary: Mr. Henrique Constantino. Call Notice: Waived, due to the attendance of all the members of the board of directors. Agenda: to discuss the: (a) presentation of the Company’s Committees; (b) approval of the Company’s financial statements for the fourth quarter of 2010, as audited by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) (“Financial Statements”); (c) appointment of the Company’s executive officers; (d) confirmation of the Company’s capital increase within the limits of the authorized capital, pursuant to section 6 of the Company’s by-laws. Resolutions adopted: After the necessary presentations were made and detailed analysis of the Financial Statements and other documents regarding the agenda, in light of the favorable recommendation from the Company’s audit committee, the following resolutions were adopted by unanimous vote: (a) the presentations of the Company’s Committees: Audit Committee and Financial and Risk Policies Committee; (b) to approve the Financial Statements, which will be filed at the Company’s headquarters and published in due time; (c) pursuant to the terms of art. 17 and following ones of the Company’s by-laws, to re-appoint the following executive officers for a one-year term of office: (1) CONSTANTINO DE OLIVEIRA JÚNIOR, Brazilian, married, businessman, bearer of Identity Card R.G. nº 929.100 SEP/DF and enrolled with the CPF/MF under no. 417.942.901 -25, for the office of Chief Executive Officer; (2) LEONARDO PORCIÚNCULA GOMES PEREIRA, Brazilian, married, business administrator, bearer of Identity Card R.G. 040.410.961 and enrolled with the CPF/MF under no. 606.399.897-72 for the office of Financial Vice-President, and Investor Relations Officer; (3) CLAUDIA JORDÃO RIBEIRO PAGNANO, Brazilian, married, B.S. of marketing, bearer of Identity Card R.G. nº 179.428.925 and enrolled with the CPF/MF under no. 137.792.458-09, for the office of Vice-President; (4) RICARDO KHAUAJA, Brazilian, married, engineer, bearer of Identity Card RG nº 08.545.344-74 and enrolled with the CPF/MF under no. 013.050.807-18, for the office of Vice-President; and (5) ADALBERTO CAMBAUVA BOGSAN, Brazilian, married, business administrator, bearer of Identity Card R.G. nº 15.416.522 SSP/SP and enrolled with the CPF/MF under no. 069.371.118-35, for the office of Vice-President; all of them domiciled at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, São Paulo, SP. Compensation for the Company’s management will be duly set at the Company’s annual shareholders’ meeting. The appointed officers have declared, in accordance with the provisions in Article 147, paragraphs 1 and 2 of Law 6.404/76, as amended, that they have not incurred in any of the crimes provided for in the law which might prevent them from performing commercial activities and (d) to confirm the Company’s capital increase, within the limit of the authorized capital, in the amount of R$ 669,230.82, upon issue of 34,718 preferred shares, all of them registered and with no face value, as a result of the exercise of the stock purchase option granted under the Stock Option Plan. In consequence, the Company’s capital was increased to R$ 2,316,280,420.23, represented by 137,032,734 common shares and 133,338,652 preferred shares, all of them registered, with no face value. The shares now issued are identical to the existing shares and, under the terms of the Stock Option Plan, they will be entitled to the same rights granted to the other shares of the same kind, including the right to receive dividends and interest on the own capital: (i) the exclusion of the preemptive right of the current shareholders of the Company upon the subscription of the new preferred shares was approved in conformity with the provisions in Article 171, paragraph 3, of the Corporation Act, and (ii) the total issue price was fixed at R$ 669,230.82. Adjournment of the Meeting and Drawing-up of the Minutes: The chairman offered the floor to whom might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for these minutes to be drawn-up, which, upon the reopening of the meeting, were read, checked and signed by attendees. I hereby certify this present instrument is a free translation of the minutes drawn up in the Company’s records.

São Paulo, February 22, 2011

 _____________________________          ____________________________

    Constantino de Oliveira Jr.                            Henrique Constantino

          Chairman                                                      Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.